Exhibit 99.1

China Zenix Auto International Limited Reports 2015 Fourth Quarter and Full Year Results

- Gross margin 19.2% in the fourth quarter, Returned to profitability in the fourth quarter -

ZHANGZHOU, China, April 15, 2016 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Financial Highlights

Fourth Quarter 2015:

•	Revenue was RMB587.5 million (US$90.7 million) compared with RMB783.6 million in the fourth quarter of 2014;

•	Gross margin was 19.2% up from 14.4% in the fourth quarter of 2014;

•	Net profit and total comprehensive income for the period was RMB8.6 million (US$1.3 million) with earnings per American Depositary Share (“ADS”) of RMB0.17 (US$0.03) compared with net loss and total comprehensive loss of RMB13.7 million with loss per ADS of RMB0.27 in the fourth quarter of 2014

Full Year 2015:

•	Revenue was RMB2,445.8 million (US$377.6 million);

•	Gross margin of 14.9%;

•	Net loss and total comprehensive loss for the year was RMB28.6 million (US$4.4 million) with loss per ADS of RMB0.55 (US$0.09);

•	Net cash flow from operating activities was RMB293.8 million (US$45.4 million)

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “We are pleased to report that our sales decline has slowed and margin started to recover. The successful introduction of our aluminum wheels helped boost our confidence in differentiating ourselves in this competitive marketplace. While there remains uncertainty in the Chinese domestic truck market for 2016, we look forward to increasing penetration into high end bus market with our aluminum products. We remain hopeful that, after the G-20 meeting, many countries will stabilize their currencies which can potentially help us to regain growth in international market.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “We are delighted to close out 2015 in a high note from balance sheet perspective. In such a challenging market, we successfully managed our priorities in cash-flow generation and cost control. We believe that our solid balance sheet and our new products will help solidify our leadership in the Chinese wheel market.”

2015 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2015 was RMB587.5 million (US$90.7 million) from RMB783.6 million for the fourth quarter of 2014. The decline in revenue on a year-over-year basis was mainly due to the significant decline in truck sales in China especially the heavy duty trucks, coupled with the continued weaknesses in aftermarket segment and international markets.

Aftermarket sales in China decreased by 24.4% year-over-year to RMB287.2 million (US$44.3 million) in the fourth quarter of 2015 from RMB380.2 million in the fourth quarter of 2014. Total unit sales in the aftermarket decreased by 16.6% year-over-year as a result of weak commercial vehicle market. The weak OEM market also affected the aftermarket segment in China as competitions were intensified but the price wars waned in the fourth quarter as compared to that in the previous quarter.

Sales to the Chinese OEM market decreased by 23.5% year-over-year to RMB212.3 million (US$32.8 million) in the fourth quarter of 2015 compared to RMB277.6 million in the same quarter of 2014. Total unit sales in the OEM market decreased by 12.8% year-over-year as a result of weak truck sales, especially heavy-duty trucks, during the fourth quarter of 2015.

International sales decreased by 30.1% year-over-year to RMB88.0 million (US$13.6 million) in the fourth quarter of 2015 compared to sales of RMB125.9 million in the fourth quarter of 2014. The decline in export sales in the fourth quarter of 2015 was mainly due to sluggish economies in Southeastern Asian countries including Thailand, Indonesian and Burma, which have weakened the demand from these markets.

In the fourth quarter of 2015, domestic aftermarket sales, domestic OEM sales and international sales contributed 48.9%, 36.1% and 15.0% of revenue, respectively.

Sales of tubed steel wheels comprised 53.9% of 2015 fourth quarter revenue compared to 57.3% in the same quarter in 2014. Tubeless steel wheel sales represented 36.5% of fourth quarter revenue compared to 37.8% in the same quarter of 2014. Tubed and tubeless steel wheel sales remain the main sources of revenue for the Company. However, sales of aluminum wheels increased and accounted for 4.7% fourth quarter revenue.

Fourth quarter gross profit increased by 0.2% to RMB112.9 million (US$17.4 million), compared to RMB112.6 million in the same quarter in 2014. Gross margin was 19.2%, compared with 14.4% in the fourth quarter of 2014. The increase in gross margin on a year-over-year basis was mainly due to the decline of raw material cost and mass production and shipment of higher margin aluminum wheels.

Selling and distribution expenses decreased by 27.3% to RMB45.1 million (US$7.0 million) from RMB62.0 million in the fourth quarter of 2014. The decrease in selling and distribution costs was primarily due to the lower number of units shipped in the fourth quarter of 2015 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 7.7% in the fourth quarter of 2015, compared to 7.9% in the same quarter a year ago.

Research and development (“R&D”) expenses decreased by 45.4% to RMB14.3 million (US$2.2 million), compared to RMB26.2 million in the fourth quarter of 2014. R&D as a percentage of revenue was 2.4% in the fourth quarter of 2015, compared to 3.3% in the same quarter a year ago.

Administrative expenses decreased by 3.4% to RMB38.1 million (US$5.9 million) from RMB39.4 million in the fourth quarter of 2014, mainly due to higher personnel-related costs. As a percentage of revenue, administrative expenses were 6.5%, compared to 5.0% of revenue in the fourth quarter of 2014.

Net income and total comprehensive income for the fourth quarter of 2015 were RMB8.6 million (US$1.3 million), compared to net loss and total comprehensive loss of RMB13.7 million in the same quarter of 2014.

Basic and diluted earnings per ADS in the fourth quarter of 2015 were RMB0.17 (US$0.03) compared to basic and diluted loss per ADS of RMB0.27 in the same quarter of 2014.

In the fourth quarter of 2015, the Company recorded cash outflows from operating activities of RMB16.2 million (US$2.5 million). Capital expenditures for the purchase of property, plant and equipment in the fourth quarter were RMB 6.6 million (US$1.0 million). Deposits paid for acquisition of property, plant and equipment in the fourth quarter were RMB16.3 million (US$2.5 million).

During the fourth quarter of 2015 and 2014, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2015 Full Year Results

Revenue for the year ended December 31, 2015 was RMB2,445.8 million (US$377.6 million) compared with RMB3,334.4 million in 2014.

Aftermarket sales decreased by 28.3% to RMB1,194.2 million in 2015, and represented 48.8% of total revenue. Sales to the Chinese OEM market decreased by 29.4% to RMB814.6 million and represented 33.3% of total revenue. International sales decreased by 15.3% to RMB436.9 million compared to last year, and represented 17.9% of total revenue.

Tubed steel wheel sales in 2015 accounted for 56.1% of revenue compared with 57.8% in 2014. Tubeless steel wheel sales accounted for 37.5% of revenue compared with 37.6% in 2014. With the shipment started in 2015, aluminum wheel sales accounted for 1.1% of revenue in 2015.

Gross profit for full year 2015 was RMB363.8 million (US$56.2 million), compared with RMB589.5 million during the same period in 2014. Gross margin decreased to 14.9% compared from 17.7% in 2014.

Loss before taxation was RMB30.1 million (US$4.7 million), compared with profit before taxation with RMB97.9 million in 2014.

Net loss and total comprehensive loss for full year 2015 was RMB28.6 million (US$4.4 million), compared with profit and total comprehensive income of RMB79.2 million in 2014. Basic and diluted loss per ordinary share and per ADS for the full year ended December 31, 2015 were RMB0.14 (US$0.02) and RMB0.55 (US$0.09), respectively.

As of December 31, 2015, Zenix Auto had bank balances and cash of RMB817.2 million (US$126.2 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$40.1 million). Total equity attributable to owners of the Company was RMB2,563.5 million (US$395.7 million).

For the full year ended December 31, 2015, the Company recorded cash inflows from operating activities of RMB293.8 million (US$45.4 million). Capital expenditures for the purchase of property, plant and equipment were RMB20.5 million (US$3.2 million). Deposits paid for acquisition of property, plant and equipment were RMB70.1 million (US$10.8 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Friday, April 15, 2016 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through May 15, 2016, at 11:59 p.m. ET. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID 13631508 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate as of December 31, 2015 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 715 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 32 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2015. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Relations

Tel: +1-646-726-6511

Email: zx@compassbell.com

- tables follow -

China Zenix Auto International Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended December 31, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Revenue	783,628	587,502	90,695
Cost of sales	(670,985)	(474,620)	(73,269)

Gross profit	112,643	112,882	17,426
Other income, gain and loss	4,154	3,086	476
Net exchange (loss) gain	(111)	701	108
Selling and distribution costs	(62,013)	(45,109)	(6,964)
Research and development expenses	(26,164)	(14,252)	(2,200)
Administrative expenses	(39,386)	(38,058)	(5,875)
Finance costs	(4,131)	(6,100)	(942)

(Loss) profit before taxation	(15,008)	13,150	2,029
Income tax credit (expense)	1,286	(4,567)	(705)

(Loss) profit and total comprehensive (loss) income for the period	(13,722)	8,583	1,324

(Loss) earnings per share
Basic	(0.07)	0.04	0.01
Diluted	(0.07)	0.04	0.01

(Loss) earnings per ADS
Basic	(0.27)	0.17	0.03
Diluted	(0.27)	0.17	0.03

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	Year ended December 31,
	2014	2015	2015
	RMB’000	RMB’000	US$’000
Revenue	3,334,355	2,445,756	377,560
Cost of sales	(2,744,896)	(2,081,976)	(321,402)

Gross profit	589,459	363,780	56,158
Other income, gain and loss	25,781	16,410	2,533
Net exchange gain	1,664	5,793	894
Selling and distribution costs	(253,846)	(212,273)	(32,769)
Research and development expenses	(98,040)	(51,253)	(7,912)
Administrative expenses	(149,481)	(136,681)	(21,100)
Finance costs	(17,606)	(15,913)	(2,456)

Profit (loss) before taxation	97,931	(30,137)	(4,652)
Income tax (expense) credit	(18,704)	1,570	242

Profit (loss) and total comprehensive income (loss) for the year	79,227	(28,567)	(4,410)

Earnings (loss) per share
Basic	0.38	(0.14)	(0.02)
Diluted	0.38	(0.14)	(0.02)

Earnings (loss) per ADS
Basic	1.53	(0.55)	(0.09)
Diluted	1.53	(0.55)	(0.09)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2014	December 31, 2015	December 31, 2015

	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	382,067	181,905	28,081
Trade and other receivables and prepayments	921,653	613,418	94,696
Prepaid lease payments	9,425	9,425	1,455
Pledged bank deposits	59,100	28,200	4,353
Fixed bank deposits with maturity period over three months	260,000	260,000	40,137
Bank balances and cash	556,990	817,247	126,161

Total current assets	2,189,235	1,910,195	294,883

Non-current assets
Property, plant and equipment	1,525,567	1,506,318	232,535
Prepaid lease payments	395,299	385,874	59,569
Deposits paid for acquisition of property, plant and equipment	1,590	—	—
Deferred tax assets	4,356	15,958	2,463
Intangible assets	17,000	17,000	2,625

Total non-current assets	1,943,812	1,925,150	297,192

Total assets	4,133,047	3,835,345	592,075

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	938,251	606,922	93,693
Amount due to a shareholder	5,507	11,679	1,803
Taxation payable	1,063	674	104
Short-term bank borrowings	508,000	558,000	86,140

Total current liabilities	1,452,821	1,177,275	181,740

Non-current liabilities
Deferred income	10,088	9,292	1,434
Deferred tax liabilities	78,077	85,284	13,166

Total non-current liabilities	88,165	94,576	14,600

Total liabilities	1,540,986	1,271,851	196,340

EQUITY
Share capital	136	136	21
Additional paid in capital	392,076	392,076	60,526
Reserves	2,199,849	2,171,282	335,188

Total equity attributable to owners of the Company	2,592,061	2,563,494	395,735

Total equity and liabilities	4,133,047	3,835,345	592,075

China Zenix Auto International Limited

Unaudited Consolidated Statement of Cash Flows

For the year ended December 31, 2015

(RMB and US$ amounts expressed in thousands)

	Year ended December 31, 2015
	RMB’000	US$’000
OPERATING ACTIVITIES
Loss before taxation	(30,137)	(4,652)
Adjustments for:
Amortization of prepaid lease payments	9,425	1,455
Depreciation of property, plant and equipment	131,277	20,266
Release of deferred income	(796)	(123)
Finance costs	15,913	2,457
Interest income	(14,464)	(2,233)
Loss on disposal of property, plant and equipment	13	2

Operating cash flows before movements in working capital	111,231	17,172
Decrease in inventories	200,162	30,900
Decrease in trade and other receivables and prepayments	305,960	47,232
Increase in trade and other payables and accruals	(335,696)	(51,823)

Cash generated from operations	281,657	43,481
Interest received	15,364	2,372
PRC income tax paid	(3,214)	(496)

NET CASH FROM OPERATING ACTIVITIES	293,807	45,357

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(20,512)	(3,167)
Deposits paid for acquisition of property, plant and equipment	(70,065)	(10,816)
Proceeds on disposal of property, plant and equipment	50	8
Placement of pledged bank deposits	(2,900)	(448)
Withdrawal of pledged bank deposits	33,800	5,218
Placement of fixed bank deposits with maturity periods over three months	(520,000)	(80,274)
Withdrawal of fixed bank deposits with maturity periods over three months	520,000	80,274

NET CASH USED IN INVESTING ACTIVITIES	(59,627)	(9,205)

FINANCING ACTIVITIES
New bank borrowings raised	558,000	86,140
Repayment of bank borrowings	(508,000)	(78,422)
Advance from a shareholder	6,172	953
Interest paid	(31,470)	(4,858)

NET CASH FROM FINANCING ACTIVITIES	24,702	3,813

NET INCREASE IN CASH AND CASH EQUIVALENTS	258,882	39,965
Effect of foreign exchange rate changes	1,375	212
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	556,990	85,984

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	817,247	126,161